UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 6)*


                          AEOLUS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45325S-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                    with a copy to:
    Mitchell D. Kaye, Manager                       Peter D. Greene, Esq.
    Xmark Asset Management, LLC                     Lowenstein Sandler PC
    301 Tresser Boulevard, Suite 1320               1251 Avenue of the Americas
    Stamford, CT 06901                              New York, NY 10020
    (203) 653-2500                                  (973) 262-6700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)    X
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:    New York, United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:              9,387,502*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         8,387,502*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   9,387,502*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   66.6%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and together with XAM the "Reporting Persons"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity
Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of November 21, 2005, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), held 143,354 shares of common stock, par value $0.01 per share ("Common Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation, formerly known as Incara Pharmaceuticals Corporation (the "Company"). As of November 21, 2005, Xmark LP also held a warrant to purchase 22,191 shares of Series B Preferred Stock of the Company, which was convertible into 22,191 shares of Common Stock of the Company. This warrant expired on December 21, 2005. As of November 21, 2005, Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), held 114,898 shares of Common Stock of the Company. XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

As of November 21, 2005, Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), held 8,107,059 shares of Common Stock of the Company. XAM is the sole manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

As of November 21, 2005, Biomedical Value Fund, L.P., a Delaware limited partnership, and Biomedical Offshore Value Fund, Ltd., a Cayman Islands exempted company (together the "Biomedical Value Funds"), held 1,000,000 shares of Common Stock of the Company (the "Biomedical Shares") that are subject to a Voting Trust Agreement, dated April 19, 2004, by and among (i) the Biomedical Value Funds, (ii) XAM, and (iii) the Company. Pursuant to the Voting Trust Agreement, XAM is the Voting Trustee and, as such, possesses sole power to vote the Biomedical Shares. While XAM may be deemed to be the beneficial owner of the Biomedical Shares pursuant to its power to vote the Biomedical Shares, XAM does not own, and expressly disclaims any pecuniary interest in, the Biomedical Shares. XAM does not exercise any investment authority with respect to the Biomedical Shares. The Biomedical Value Funds, in their capacity as the holders of voting and/or investment authority of more than 5% of the Common Stock of the Company, separately and/or in the aggregate, pursuant to Reg. 13d-3 (jointly, together with certain other reporting persons) file statements separately from the Reporting Persons pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 9,387,502 shares of Common Stock of the Company, or 66.6% of the shares of Common Stock of the Company deemed issued and outstanding as of November 21, 2005.

Cusip No.        45325S-10-1
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Xmark Opportunity Partners, LLC
                              20-2052197
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)   X
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Delaware, United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:              4,300,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         4,300,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   4,300,000*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   23.4%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and together with XAM the "Reporting Persons"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity
Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of November 21, 2005, Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), held 330,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation, formerly known as Incara Pharmaceuticals Corporation (the "Company"). Each share of Series A Preferred Stock of the Company is convertible into two shares of common stock, par value $0.01 per share ("Common Stock"), of the Company at a conversion price of $1.00 per share. As of November 21, 2005, Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), held 495,000 shares of Series A Preferred Stock of the Company, which are convertible into 990,000 shares of Common Stock of the Company. As of November 21, 2005, Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), held 250,000 shares of Series A Preferred Stock of the Company, which are convertible into 500,000 shares of Common Stock of the Company. As of November 21, 2005, Opportunity LP held warrants to purchase 660,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. As of November 21, 2005, Opportunity Ltd held warrants to purchase 990,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. As of November 21, 2005, JV Partners held warrants to purchase 500,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required filing of this Amendment No. 6 to Schedule 13D. Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 4,300,000 shares of Common Stock of the Company, or 23.4% of the shares of Common Stock of the Company deemed issued and outstanding as of November 21, 2005.

THIS AMENDMENT NO. 6 TO SCHEDULE 13D IS BEING FILED JOINTLY BY XMARK ASSET MANAGEMENT, LLC, A NEW YORK LIMITED LIABILITY COMPANY ("XAM"), AND XMARK OPPORTUNITY PARTNERS, LLC, A DELAWARE LIMITED LIABILITY COMPANY ("OPPORTUNITY PARTNERS" AND TOGETHER WITH XAM THE "REPORTING PERSONS"), PURSUANT TO RULE 13d-1(k) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). THIS STATEMENT CONSTITUTES AMENDMENT NO. 6 TO THE SCHEDULE 13D OF XAM FILED ON DECEMBER 1, 2003. THIS STATEMENT CONSTITUTES THE INITIAL FILING ON
SCHEDULE 13D OF OPPORTUNITY PARTNERS. NEITHER THE FILING OF THIS SCHEDULE 13D, AS AMENDED, NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY THE REPORTING PERSONS OR ANY OTHER PERSON THAT IT IS THE BENEFICIAL OWNER OF THE SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY ANY OTHER PERSON (INCLUDING THE OTHER REPORTING PERSON) FOR PURPOSES OF SECTION 13(d) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

Item 1.   Securities of Issuer.
          --------------------

          Item 1 of the Schedule 13D is hereby further  amended by deleting such item in its entirety and substituting the following in lieu thereof:

          This statement relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware
corporation,   formerly  known  as  Incara   Pharmaceuticals   Corporation  (the
"Company"). The Company has principal executive offices located at 23811 Inverness Place, Laguna Niguel, California 92677.

Item 2.   Identity and Background.
          -----------------------

          Item 2 of the Schedule 13D is hereby further  amended by deleting such item in its entirety and substituting the following in lieu thereof:

          XAM is a New York limited liability company. The address of the principal office of XAM is 301 Tresser Boulevard, Suite 1320, Stamford, Connecticut 06901. XAM serves as the investment manager of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd. XAM also serves as the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Mitchell D. Kaye, whose business address is c/o Xmark Asset Management, LLC, 301 Tresser Boulevard, Suite 1320, Stamford, Connecticut 06901, is the Chief Executive Officer and the managing member of XAM. XAM, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in personal property of all kinds, including, without limitation, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Kaye, directly or indirectly, through XAM and/or one or more funds and/or accounts managed by it and/or its affiliates, also provides investment management and other services to various other third parties.

          Opportunity Partners is a Delaware limited liability company. The address of the principal office of Opportunity Partners is 301 Tresser Boulevard, Suite 1320, Stamford, Connecticut 06901. Opportunity Partners is (i) the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and (ii) the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP, Opportunity Ltd and JV Partners. David C. Cavalier, whose business address is c/o Xmark Opportunity Partners, LLC, 301 Tresser Boulevard, Suite 1320, Stamford, Connecticut 06901, and Mitchell D. Kaye are the Chief Operating Officer and Chief Executive Officer, respectively, of Opportunity Partners. Opportunity Partners, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in personal property of all kinds, including, without limitation, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr.
Cavalier, directly or indirectly, through Opportunity Partners and/or one or more funds and/or accounts managed by it and/or its affiliates, also provides investment management and other services to various other third parties.

          The sole managing member of Opportunity Partners is Xmark Capital Partners, LLC, a Delaware limited liability company, which maintains its principal office at 301 Tresser Boulevard, Suite 1320, Stamford, Connecticut 06901. The sole members of Xmark Capital Partners, LLC are Mr. Kaye and Mr. Cavalier. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          None of the Reporting Persons (nor to the Reporting Persons' knowledge any other person named in this Item 2) have been, during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of Mitchell D. Kaye and David C. Cavalier is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

          On November 21, 2005, pursuant to a Purchase Agreement dated November 21, 2005, between the Company and certain investors listed therein, Opportunity LP purchased 330,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), of the Company, at a price of $2.00 per share, for an aggregate purchase price of $660,000, and was issued a warrant to purchase 660,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. Each share of Series A Preferred Stock of the Company is convertible into two shares of Common Stock of the Company at a conversion price of $1.00 per share. On November 21, 2005, pursuant to a Purchase Agreement dated November 21, 2005, between the Company and certain investors listed therein, Opportunity Ltd purchased 495,000 shares of Series A Preferred Stock of the Company, at a price of $2.00 per share, for an aggregate purchase price of $990,000, and was issued a warrant to purchase 990,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. On November 21, 2005, pursuant to a Purchase Agreement dated November 21, 2005, between the Company and certain investors listed therein, JV Partners purchased 250,000 shares of Series A Preferred Stock, at a price of $2.00 per share, for an aggregate purchase price of $500,000, and was issued a warrant to purchase 500,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. All funds used to purchase the securities of the Company set forth herein on behalf of Opportunity LP, Opportunity Ltd and JV Partners came directly from the assets of Opportunity LP, Opportunity Ltd and JV Partners, respectively.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby further  amended by deleting such item in its entirety and substituting the following in lieu thereof:

          Each of the Reporting Persons intends to separately evaluate the performance of the shares of Common Stock of the Company as an investment. Each of the Reporting Persons pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, each Reporting Person separately analyzes the operations, capital structure and markets of companies in which such Reporting Person's clients invest, including the Company, on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          Each Reporting Person intends to continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the shares of Common Stock of the Company in particular, other developments and other investment opportunities. Depending on such assessments, each Reporting Person may acquire additional securities of the Company or may determine to sell or otherwise dispose of all or some of the securities of the Company presently held by Xmark LP, Xmark Ltd, Goodnow, Opportunity LP, Opportunity Ltd and/or JV Partners, as applicable, in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the shares of Common Stock of the Company, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that each Reporting Person may deem material to its investment decision.

          David C. Cavalier, the Chief Operating Officer of Opportunity Partners, is currently a director and Chairman of the Board of the Company. In addition, XAM alone, and the Reporting Persons in the aggregate, through one or more intermediate entities, possess(es) the power to vote and direct the disposition of more than a majority of the outstanding shares (and the shares deemed outstanding for purposes of Reg. Section 240.13d-3) of Common Stock of the Company. As such, one or more of the Reporting Persons can control the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders. One or more of the Reporting Persons also can initiate, through the calling of a special meeting of stockholders or through action by written consent in lieu of a stockholders' meeting, corporate actions that are subject to the vote of the Company's stockholders. Such corporate actions may include, without limitation, the approval of each of the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D. Except as otherwise described herein, the Reporting Persons, separately or together, do not presently have any plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby further  amended by deleting such item in its entirety and substituting the following in lieu thereof:

          As of November 21, 2005, Xmark LP held 143,354 shares of Common Stock of the Company. As of November 21, 2005, Xmark LP also held a warrant to purchase 22,191 shares of Series B Preferred Stock of the Company, which was convertible into 22,191 shares of Common Stock of the Company. This warrant expired on December 21, 2005. As of November 21, 2005, Xmark Ltd held 114,898 shares of Common Stock of the Company. XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

          As of November 21, 2005, Goodnow held 8,107,059 shares of Common Stock of the Company. XAM is the sole manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

          As of November 21, 2005, Biomedical Value Fund, L.P., a Delaware limited partnership, and Biomedical Offshore Value Fund, Ltd., a Cayman Islands exempted company (together the "Biomedical Value Funds"), held 1,000,000 shares of Common Stock of the Company (the "Biomedical Shares") that are subject to a Voting Trust Agreement, dated April 19, 2004, by and among (i) the Biomedical Value Funds, (ii) XAM, and (iii) the Company. Pursuant to the Voting Trust Agreement, XAM is the Voting Trustee and, as such, possesses sole power to vote the Biomedical Shares. While XAM may be deemed to be the beneficial owner of the Biomedical Shares pursuant to its power to vote the Biomedical Shares, XAM does not own, and expressly disclaims any pecuniary interest in, the Biomedical Shares. XAM does not exercise any investment authority with respect to the Biomedical Shares. The Biomedical Value Funds, in their capacity as the holders of voting and/or investment authority of more than 5% of the Common Stock of the Company, separately and/or in the aggregate, pursuant to Reg. 13d-3 (jointly, together with certain other reporting persons) file statements separately from the Reporting Persons pursuant to Section 13 of the Exchange Act.

          As of November 21, 2005, Opportunity LP held 330,000 shares of Series A Preferred Stock of the Company. Each share of Series A Preferred Stock of the Company is convertible into two shares of Common Stock of the Company at a conversion price of $1.00 per share. As of November 21, 2005, Opportunity Ltd held 495,000 shares of Series A Preferred Stock of the Company, which are convertible into 990,000 shares of Common Stock of the Company. As of November 21, 2005, JV Partners held 250,000 shares of Series A Preferred Stock of the Company, which are convertible into 500,000 shares of Common Stock of the Company. As of November 21, 2005, Opportunity LP held warrants to purchase 660,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. As of November 21, 2005, Opportunity Ltd held warrants to purchase 990,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. As of November 21, 2005, JV Partners held warrants to purchase 500,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required filing of this Amendment No. 6 to Schedule 13D. Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

          Based upon information received from the Company, as of November 21, 2005, there were 14,083,259 shares of Common Stock issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 9,387,502 shares of Common Stock of the Company, or 66.6% of the shares of Common Stock of the Company deemed issued and outstanding as of November 21, 2005, and Opportunity Partners is deemed to beneficially own 4,300,000 shares of Common Stock of the Company, or 23.4% of the shares of Common Stock of the Company deemed issued and outstanding as of November 21, 2005.

          Except as described in Item 3 of this statement on Schedule 13D, as amended, during the 60 days prior to and including November 21, 2005, there were no purchases or sales of Common Stock of the Company, or securities convertible into, exercisable for or exchangeable for Common Stock of the Company, by the Reporting Persons, or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof. In addition, except as described in this Schedule 13D, as amended, to the knowledge of the Reporting Persons, no other securities of the Company are owned, beneficially or otherwise, by any other person named in Item 2 above. Except as described in this Schedule 13D, as amended, to the knowledge of the Reporting Persons, no other person named in
Item 2 has effected any transactions in shares of Common Stock of the Company, or securities convertible into, exercisable for or exchangeable for Common Stock of the Company, during the 60 days on or prior to November 21, 2005.

          Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that it is the beneficial owner of the securities of the Company beneficially owned by any other person (including the other Reporting
Person) for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

          A. Joint filing agreement, dated as of January 29, 2006 by and between Xmark Asset Management, LLC and Xmark Opportunity Partners, LLC.



                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 30, 2006                      XMARK ASSET MANAGEMENT, LLC

                                      /s/ Mitchell D. Kaye
                                      ------------------------------------------
                                      Name:  Mitchell D. Kaye
                                      Title: Chief Executive Officer


January 30, 2006                      XMARK OPPORTUNITY PARTNERS, LLC

                                      /s/ Mitchell D. Kaye
                                      ------------------------------------------
                                      Name:  Mitchell D. Kaye
                                      Title: Chief Executive Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    Exhibit A

                             JOINT FILING AGREEMENT

          The undersigned agree that this Schedule 13D Amendment No. 6 relating to the shares of common stock of Aeolus Pharmaceuticals, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  January 29, 2006

                                      XMARK ASSET MANAGEMENT, LLC


                                      By:/s/ Mitchell D. Kaye
                                         -------------------------
                                         Name:  Mitchell D. Kaye
                                         Title: Chief Executive Officer


                                      XMARK OPPORTUNITY PARTNERS, LLC


                                      By:/s/ Mitchell D. Kaye
                                         -------------------------
                                         Name:  Mitchell D. Kaye
                                         Title: Chief Executive Officer